FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material fact dated July 13, 2017.

Item 1

MATERIAL FACT

Banco Santander, S.A. (“Banco Santander”) and Banco Popular Español, S.A. (“Banco Popular”) inform that they have decided to launch a commercial action aimed at building loyalty among their networks’ retail clients (Banco Santander, Banco Popular, Banco Pastor or Popular Banca Privada) affected by Banco Popular’s resolution (the “Fidelity Action”).

By virtue of the Fidelity Action, those clients of Banco Santander and Banco Popular that meet certain conditions and that have been affected by the resolution of Banco Popular will be able to receive, without any payment on their part, tradable securities issued by Banco Santander for a nominal value equivalent to the investment in shares or certain subordinated bonds of Banco Popular (with certain limits) that they held as of the date of the resolution of Banco Popular.

The Fidelity Action will be carried out under the terms and conditions set forth below and that will be further detailed in the prospectus that is expected to be registered with the Comisión Nacional del Mercado de Valores (“CNMV”).

1.	Recipients: the Fidelity Action is addressed to retail clients that meet the following requirements:

(i)	To have acquired:

(a)	Shares of Banco Popular in the period between 26 May 2016 and 21 June 2016 (the “Relevant Period”) or

(b)	Subordinated bonds qualifying as tier 2 of the issuances with ISIN codes ES0213790019 or ES0213790027 of Banco Popular (the “Subordinated Bonds”) in their respective subscription periods;

(ii)	To have maintained deposited in Banco Santander, Banco Popular, Banco Pastor or Popular Banca Privada the mentioned shares or Subordinated Bonds at the time of the resolution of Banco Popular; and

(iii)	To have maintained, at the date of delivery of the Fidelity Bonds, an equivalent commercial relationship with Banco Santander, Banco Popular, Banco Pastor or Popular Banca Privada to the one they had at the time of the acquisition of the shares or the Subordinated Bonds.

The following persons will not be beneficiaries of the Fidelity Action: (i) the persons that have been part of the Board of Directors of Banco Popular at any time before its resolution; (ii) related parties of those persons; and (iii) the shareholders that individually or acting in concert have had a significant participation in Banco Popular declared to the CNMV, all of the above in the terms that will be set forth in the framework of the Fidelity Action.

2.	Amount to be compensated:

(i)	In the case of shares: the amount effectively invested by each client in the acquisition of Banco Popular shares during the Relevant Period that they maintained deposited in Banco Santander, Banco Popular, Banco Pastor or Popular Banca Privada at the time of the resolution of Banco Popular.

(ii)	In the case of the Subordinated Bonds: The gross amount resulting from subtracting (a) to the amount effectively invested by each client in the acquisition in the respective subscription periods of the Subordinated Bonds maintained in Banco Santander, Banco Popular, Banco Pastor or Popular Banca Privada at the time of the resolution of Banco Popular, (b) the interest received by the client for these Subordinated Bonds from its issuance until the time of the resolution of Banco Popular.

(iii)	Both in the case of the shares and of the Subordinated Bonds, the maximum amount to compensate per retail client will be the amount resulting from the table below:

Invested amount by the retail client	% of the invested amount to be compensated*
Between 100 and 100,000 euros	100%
Between 100,001 and 500,000 euros	75%
Between 500,001 and 1,000,000 euros	50%
More than 1,000,000 euros	0%
*Each tranche will be applied for the established range. Thus, for instance, for an amount of 250,000 euros, 100% will be applied to the first 100,000 and 75% to the remaining 150,000 (total compensated amount: 212,500).

The amount to be compensated thus calculated will be referred to as “Amount To Be Compensated”.

3.	Securities to be delivered under the Fidelity Action:

(i)	Securities to be delivered: the Fidelity Action will be done through the delivery to the client, without any payment on its part, of tradable securities, in particular, contingent redeemable perpetual bonds (the “Fidelity Bonds”) of Banco Santander, S.A. of 100 euros of nominal value. The number of Fidelity Bonds to be delivered to each client will result from dividing the Amount to Be Compensated by the nominal value of the Fidelity Bond (100 euros), rounded down. It is estimated that the maximum principal amount of the Fidelity Bonds will be approximately Euro 980 million.

While the nominal value of each Fidelity Bond will be, as it has been indicated, of 100 euros, it is expected that its fair value at the time of the delivery will be lower.

(ii)	Coupon: the Fidelity Bond will accrue a discretional, non-cumulative cash coupon, payable quarterly in arrears, calculated on the basis of an annual nominal interest rate:

a.	Until the seventh anniversary of the issue, the interest rate will be 1% over the outstanding nominal value in each remuneration period (quarterly); and

b.	Since the seventh anniversary onwards, for each five-year term, the rate resulting from adding to the spread to be determined at the time of the issue, the 5-year mid-swap rate over the outstanding nominal value in each remuneration period (quarterly), calculated according to the usual terms in this type of issuances as to be described in the prospectus[1].

The payment of the coupon will be cancelled in the usual cases for this type of securities.

(iii)	Possibility of redemption: the Fidelity Bonds are perpetual securities. However, it will be possible to totally redeem them (and not partially), by decision of Banco Santander, with the prior authorization of the European Central Bank, in any of the payment dates of the coupon, after seven years from their issuance. Additionally, it will be possible to redeem them in other usual cases for this type of securities.

The redemption of the Fidelity Bonds in these cases will grant the holder right to receive a redemption price equivalent to the nominal value plus the accrued coupon pending of payment.

Therefore, in the case that Banco Santander decided to redeem the Fidelity Bonds in the seventh year, the client that had not sold their Fidelity Bonds will receive at that time, 100% of the Amount To Be Compensated in cash (in addition to the coupons received until that time). In the case that Banco Santander decided not to carry out such redemption in the seventh anniversary, the holder of the Fidelity Bond will start to receive, as the case may be, a greater discretional coupon in the terms set forth in paragraph (ii) above.

Lastly, there will be cases of mandatory redemption to absorb loses in the usual terms for this type of securities (in particular, for the case that the maximum category of equity of Grupo Santander is reduced below a certain threshold). In such cases, the holder will not receive the price of redemption, nor the amount of the cancelled nominal value (and, as the case may be, cancelled interests).

(iv)	Negotiation: it is expected that the Fidelity Bonds are admitted to trading in the AIAF Fixed Income Market, SEND platform. It is also foreseen that Banco Santander will sign a liquidity contract with a third party regarding the Fidelity Bonds.

(v)	Rank and computability: The rank of the Fidelity Bonds will be lower than that of the level 2 capital instruments (subordinated debt) and higher than that of the shares. The Fidelity Bonds will not qualify as regulatory capital of the credit institutions neither at the time of their issue nor at the time of the delivery to the recipients of the Fidelity Action. However, they are expected to be eligible instruments for the fulfillment of the MREL (minimum requirement for own funds and eligible liabilities) / TLAC (total loss-absorbing capacity) requirement under the resolution regulations.

____________________

1 If the issue were to take place today, that spread would be approximately 575 bps.

4.	Process and other terms: It is expected that the Fidelity Action begins to be executed from September (once the prospectus is registered) onwards, moment from which the recipients of the Fidelity Action will be entitled to request the delivery of the Fidelity Bonds. Prior to such execution, it is expected that Banco Santander registers with the CNMV a prospectus in which all of the Fidelity Action terms will be described in detail, as well as the time-limits and procedure to participate in the Fidelity Action.

Among these terms, it will be included the need for the client that asks for the Fidelity Action to waive its legal actions against Grupo Santander, its directors, executives and employees, that derive from or are linked to its condition as current or former holder of any security that qualifies as credit institutions’ own funds issued by Banco Popular or its subsidiaries prior to the resolution, all the above in accordance with the terms that will be set out in the corresponding prospectus.

The tax treatment for the beneficiaries of the Fidelity Action, including, as the case may be, the payment in advance for final income tax and its allocation to the beneficiaries, will be also described in the mentioned prospectus.

The beginning of the Fidelity Action, as well as the integrity of its terms and conditions, are subject to the actual registration of the corresponding prospectus with the CNMV and to the terms contained therein.

Additionally, the Fidelity Action is subject, in any case, to the antitrust authorities’ approval of Banco Santander’s acquisition of Banco Popular.

Grupo Santander launches this Fidelity Action exclusively on the basis of commercial considerations, due to the interest that Grupo Santander has on its business relationship with the clients to which the Fidelity Action is addressed.

For any doubt concerning the above terms of the Fidelity Action, the interested clients in Spain can refer to their usual offices of Banco Santander, Banco Popular, Banco Pastor or Popular Banca Privada.

The maximum cost arising from the Fidelity Action at the time that it is granted is estimated in approximately 680 million euros and it will not have an additional impact on the capital of Grupo Santander, insofar as it has been included in the first consolidation adjustments of Banco Popular, that had been already taken into consideration in the estimation of the semi-annual financial information on 30 June 2017, communicated in a Material Fact on 3 July 2017. The Fidelity Action does not have any impact in the profit and loss account of Grupo Santander and its impact in 2017 in the net worth of Grupo Santander will not be significant.

Boadilla del Monte (Madrid), 13 July 2017

IMPORTANT INFORMATION

This document is not a prospectus but an advertisement and investors or clients of Grupo Santander should not request or acquire the Fidelity Bonds (Bonos de Fidelización) of Banco Santander, S.A. (“Banco Santander” or the “Bank”) or participate in the Fidelity Action referred to in this document, except on the basis of the information contained in the prospectus of the Fidelity Bonds to be registered by Banco Santander with the Comisión Nacional del Mercado de Valores (“CNMV”). Once registered with the CNMV, the prospectus shall be publicly available at the Bank’s registered address and, in electronic format, in the websites of the Bank (www.santander.com) and the CNMV (www.cnmv.es).

This announcement does not constitute an offer to sell, or a solicitation of offers to acquire the Fidelity Bonds or any security in any jurisdiction in which such offer or solicitation is unlawful or, as the case may be, until the applicable requirements for those purposes have been met. The distribution of this announcement and/or the prospectus and/or Fidelity Bonds into jurisdictions other than Spain may be restricted by law. Persons that access this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The securities referred to herein have not and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	July 13, 2017	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer